Management’s
Discussion &
Analysis

Management’s Discussion & Analysis

For the three and nine months ended April 30, 2019
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of HEXO Corp (formerly The Hydropothecary Corporation) and our wholly owned subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO”) is for the three and nine months ended April 30, 2019. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange – American (“NYSE-A”). This MD&A is supplemental to, and should be read in conjunction with, our condensed consolidated interim financial statements for the three and nine months ended April 30, 2019 and our audited consolidated financial statements for the fiscal year ended July 31, 2018. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts presented herein are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance. Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events. Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors”. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

All financial information for the period of three and nine months ended April 30, 2019 is presented exclusive of the Newstrike Brands Ltd. acquisition which was finalized on May 24, 2019.

This MD&A is dated June 12, 2019.

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Company Overview

HEXO Corp is helping shape an entirely new legal cannabis market – in Canada and abroad.

Just six years ago, two entrepreneurs set out to corner the cannabis market in Canada. Laying roots in the province of Quebec, the company was influential in stimulating market acceptance and support, raising hundreds of millions in public markets since the beginning of fiscal year 2018. We have agreements in place to supply nine provincial governments, including a five-year contract with Quebec’s Société québécoise du cannabis (“SQDC”) that we estimate is worth approximately $1 billion in potential revenue over its life, and represents 30%+ of the province’s adult-use sales in the first year of legalization based upon disclosed supply agreements. In total, we have provincial or private retail distribution agreements covering most major Canadian markets, reaching over 95% of the Canadian population.

Today, HEXO is a consumer-packaged goods (“CPG”) cannabis experience company that has turned its attention globally. We believe that building a brand comes primarily from a strong distribution system and product quality. Through our Hub and Spoke strategy, we are centralizing our intellectual property and branding it “Powered by HEXO” and by partnering with our current and future Fortune 500 companies in different facets of the CPG market, we will enable them to participate in the cannabis market beginning in Canada and around the world. Fundamentally, we bring our brand value, cannabinoid isolation and delivery technology, licensed infrastructure and regulatory expertise to established companies, and in turn, we plan to leverage their international distribution, base products and their deep understanding of consumer markets.

Fundamentally, we aim to provide a clear, legal regulatory path into worldwide markets and best in class technology to our current and future Fortune 500 partners. As the US market continues to develop, we are looking to legally enter 8 states in 2020 using a variety of distribution channels to offer a variety of products under our non-THC experiences.

Our foothold in Greece will allow us to establish a Eurozone processing, production, and distribution centre that will unlock our access to customers across Europe and deliver non-THC experiences to strategy identified markets under both medical and adult-use channels. We look to leverage our Greek operations to enter the UK by 2021 and France shortly thereafter.

Ultimately, our focus is on the customers we serve. We have a history of innovation and execution and this is driven by our experienced management team. Under their leadership, we are building a robust research and development team to deliver the cannabis experiences sought by the market. We are among the cannabis industry’s top innovators, with award-winning products such as Elixir, Canada’s first line of cannabis peppermint oil sublingual sprays, and decarb, an activated cannabis powder designed for oral consumption. We are also pioneering a line of sexual health products with Fleur de Lune. Our ability to develop consistent advanced cannabis formulations for use in world-renowned brands – beverages, food, cosmetics, and more – has already garnered the attention of Molson Coors Canada and resulted in the creation of Truss, an exclusive joint venture to develop non-alcoholic, cannabis-infused beverages. Our Innovation team is structured across three pillars, Clinical Evaluation, Advanced Research and Applied Research, we employ over 25 PHDs from extensive product development backgrounds driving the execution of better, scientifically supported, cannabis-based experiences.

The global cannabis market is estimated to reach $630 billion in the next ten years. HEXO believes that in a few years, a handful of companies will control 70% of global market share and we believe HEXO is poised to be one of those companies.

To date, we have sold over 7.5 million grams of adult-use and medical cannabis to thousands of Canadians who count on us for safe and reputable, high-quality products. We have developed an extensive and award-winning product range, and gained valuable experience and knowledge, while serving our customers. We currently possess the single largest and longest Canadian forward supply amount among all licensed producers, based upon announced provincial supply agreements. In Quebec alone, we will supply 20,000 kg in the first year of legalized adult-use cannabis and could exceed an estimated 200,000 kg over the first five years of legalized adult-use cannabis. We believe all of this, positions us to become one of the top two companies in Canada serving the legal adult-use market.

Our ability to offer advanced products lies in the heart of our state-of-the-art licensed cultivation and manufacturing infrastructures and is founded in our product development and innovation.

We currently hold approximately 1.3 million sq. ft. of operating space at our home base Gatineau campus. In addition, we possess 579,000 sq. ft. of industrial real estate for manufacturing, distribution and product research and development needs in Belleville, Ontario with the option to obtain the remaining balance of the 1.5 million sq. ft. facility; another 58,000 sq. ft. of leased distribution space in Montreal, Quebec, and through our Newstrike Brands Ltd acquisition an additional 469,000 sq. ft. in Brantford and Niagara once fully retrofitted.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis or cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

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Strategic Priorities

Since inception, we have laid the foundation to be a world leader that serves both adult-use and medical cannabis markets. In everything we do – cultivation, production, product development, innovation, distribution – we exercise rigour in order to offer adult-use consumers and medical cannabis patients uncompromising quality and safety, while earning and maintaining the trust of all of our stakeholders. We believe that we can leverage our demonstrated success in Canada to global cannabis markets.

Given the different regulations governing the sale of adult-use cannabis across Canada, the number of large-scale licensed producers and today’s limited but growing cultivation capacity, among other factors, we believe the initial years following legalization will be the most critical in determining the future shape of the cannabis industry in Canada, and we believe early distribution and financial performance will be critical to securing a market leader position.

For this and other reasons, we have deliberately set out to build a commanding position in our initial jurisdiction, Quebec, while making strategic inroads in select other markets across the country through provincial supply agreements and private retail partnerships. Now having entered the adult-use market as one of the top producers and suppliers, we are looking beyond the Canadian border to take HEXO Corp international, where regulations permit. We are making continuous efforts to assess global opportunities in current and future medical and adult-use markets, including Europe, where we are expanding into Greece.

We have positioned ourselves to meet the smokeless cannabis alternative market demand through our joint venture with Molson Coors Canada and first partner within our Hub and Spoke business model. We expect to launch a full line of beverage products in partnership with Molson Coors through our Joint Venture, Truss as soon as regulations permit in Canada. We’re currently expecting regulations to allow products on the shelves in December 2019, HEXO is ready for a national rollout as early as October 2019. We continue to explore other opportunities for analogous ventures to introduce into the cannabis market. Even as we continue to prove our business model and operational excellence in Quebec, Ontario and across the country, the Company has already established itself as a desirable business partner for cannabis control authorities, private retail, and Fortune 500 joint-arrangement partners across Canada and globally.

As the cannabis and cannabis derivative markets evolve, we are constantly assessing and implementing ways to integrate our quality products with the product offerings of multiple Fortune 500 companies and become a premium branded partner for CPG companies. This will be accomplished through several means. First by providing our prospective partners regulatory access to legal markets as well as a solid distribution infrastructure and delivery systems across most provinces. Secondly, offering best in class technology through innovative product development and a strong IP portfolio.

HEXO CORP HUB AND SPOKE BUSINESS MODEL

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We have taken significant steps in ensuring that we are adequately poised to meet the future demand of the CBD derivative product markets within Canada and globally. This includes having secured a large and steady supply of quality hemp for product transformation at our in-progress Belleville facility. We are in the process of obtaining technology to clean outdoor field hemp of harmful pesticides, which we believe gives us an edge in bringing quality extracts to the US. We have 8 high CBD hemp strains in tissue culture in partnership with the University of Guelph as we are preparing the groundwork to evolve to a field sourced, forward contract supply model in the US applying our strong quality assurance and control protocols, and hemp genetics to our farming partners.

Our uncompromising commitment to quality and safety is supported by our compliance with Health Canada’s stringent quality control requirements, our top of the line production system, full seed-to-sale traceability, third party independent testing and an online system to post our product testing results.

Our overall strategy is establishing a top three global cannabis company with a top two market share in Canada, built upon three pillars; operational scalability, innovative products and brand leadership. To achieve brand leadership, we will set up the legal, physical, and human capital infrastructure to participate in legal markets in North America, Europe and Latin America. We will invest heavily in better, science backed cannabis experiences, and we will partner with Fortune 500 companies to leverage their base products, international distribution and deep understanding of the consumer occasion in their respective verticals. As we continue to execute in the adult-use market, we are focused on the execution of these three strategic priorities.

Top Three Global Cannabis Company with Top Two Market Share in Canada

After establishing a dominant presence within our home market of Quebec, we look to expand nationally on a larger scale. Our objective is to execute on our existing supply agreements and arrangements with nine provincial entities, inclusive of our long-term supply agreement with the SQDC, and to successfully manage our distribution centre responsible for all SQDC online sale–based cannabis distribution. We also possess two strategic relationships with the private cannabis retailers Spirit Leaf and Fire and Flower. This private retail presence will allow us to expand our expected distribution presence within these provinces and secure a top two public forward sales contract ranking based on publicly available information.

During the period we announced the proposed acquisition of Newstrike Brands Ltd (“Newstrike”) on March 13, 2019 which was subsequently voted on and approved by shareholders on May 17, 2019 and closed May 24, 2019. This acquisition further strengthens HEXO’s presence within Canada by adding a reputable Canadian licensed producer, along with several supply agreements, supply arrangements and an additional private retail partnership to its national distribution network.

We are currently dual listed on the TSX and the NYSE-A and in doing so have increased HEXO’s access to the United States and global investors.

SQDC SUPPLY AGREEMENT, VOLUME AND MARKET SHARE % IN THE PROVINCE OF QUEBEC

The strategic value of our SQDC relationship cannot be understated. We hold the single largest forward contract in the history of the emerging cannabis industry with the SQDC and are the preferred supplier for cannabis products for the Quebec market for the first five years following legalization. We will supply the SQDC with 20,000 kg of products in the first year, and we expect to supply 35,000 kg and 45,000 kg in years two and three, respectively. The volumes for the final two years of the agreement will be established at a later date based on the sales generated in the first three years. The Company estimates the total volume to be supplied over the five-year term of the agreement could exceed 200,000 kg. The total supply agreement is estimated to be worth $1 billion in potential revenue based on the estimated total volume as described above to be supplied over the term and the average sale prices assumed by the Company for its products. Based on the current publicly disclosed agreements signed between the SQDC and seven other licensed producers, we have obtained the highest year one volume, representing approximately 30+% market share within Quebec, and we are aiming to remain the largest supplier in subsequent years.
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Scalability

We have been cultivating cannabis for five years under the Cannabis Act of 2018 regulatory regime and its predecessor (“Cannabis Regulations”), growing and producing high-quality cannabis with consistent yields. We are constantly evaluating and updating our cultivating practices and technology to further drive efficiencies.

We chose to initially locate in Gatineau, Quebec, because we believe the province offers the ideal conditions for cannabis production. The key is an abundant supply of renewable electricity at competitive rates, combined with abundant water resources and the availability of skilled people. We have expanded our cultivation capacity and footprint into Ontario through the acquisition of Newstrike.

On the border of Canada’s two largest consumer markets, Quebec and Ontario, our main campus in Gatineau positions us in close proximity to two of the country’s major urban areas, Greater Montreal and the National Capital Region. Furthermore, our 579,000 sq. ft. Centre of Excellence in Belleville, Ontario which is currently undergoing leasehold fit ups, is ideally situated between the National Capital Region and Toronto. Finally, our distribution centre in Montreal conveniently serves central Quebec.

Our Gatineau campus includes several facilities which will accumulate to a total of 1,310,000 sq. ft. They include our original 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse, a 250,000 sq. ft. greenhouse, a warehouse, two stand-alone laboratories, two modular buildings for final packaging and customer service, and our 1 million sq. ft. greenhouse all located on our 143-acre land parcel.

Our Newstrike campuses located in Brantford and Niagara Ontario contribute 14,000 sq. ft. and 455,000 sq. ft. (once fully retrofitted) respectively, across 17.6 acres of land.

During the period, we were successful in achieving licensing and activation of our four current cultivation zones within the 1 million sq. ft greenhouse expansion at the Gatineau Campus. This was a critical step as the Company continues ramping up to an annual production capacity of 150,000 kg of dried cannabis.

We have expanded into Europe through MED S.A. (“HEXO MED”), a joint venture with our partner QNBS. HEXO MED will result in additional production capacity and a Eurozone foothold to serve the legal cannabis markets in the United Kingdom, France and other jurisdictions where regulations permit. HEXO MED’s plans include the development of a 350,000 sq. ft. licensed facility in Greece. HEXO Corp currently holds a 33.3% interest in the joint venture and plans to increase its ownership to 50% through an additional capital outlay in late summer 2019.

We have accumulated a strong and skillful workforce, as well as a top management group which provides cannabis-specific industry expertise and other relevant business knowledge derived from a variety of industries and markets.

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HEXO GROUP OF FACILITIES

Faciltiy	Type	Current Footprint (sq. ft.)	Estimated Capacity (kg)
Gatineau, QC	Greenhouse	1,310,000	108,000
Montreal, QC	Distribution	58,000	n/a
Belleville, ON	Procesing and R&D Facility	579,000	n/a
Brantford, ON	Indoor grow facility	14,000	2,000
Niagara, ON	Greehouse	455,000[1]	40,000
Total		2,416,000	150,000

1 Total sq. ft. once retrofit is completed in the summer of 2019

Product Innovation

Our strategic priorities reflect our belief that companies that achieve large-scale distribution and high brand awareness will drive long-term shareholder value in our industry. We aim to be the best partner for provincial cannabis distribution and retail authorities, while being recognized for delivering our Powered by HEXO experiences across the full spectrum of products, price points and delivery methods.

As part of our innovation development and focus on consumers, we are in the process of creating consistent defined cannabis experiences, across multiple occasions, such as sleep, sport, focus, diet, sex and fun, which will deliver fast on-set response and reliable off-set timing.

Sleep – to relax and quiet the mind
Sport – to be active and energetic, recover quicker and reduce inflammation
Focus – to be alert, concentrated and more productive
Diet – to help curb desire for food
Sex – to bring intimacy and arousal
Fun – to enjoy social gatherings

We continue to prepare to take advantage of opportunities in the edibles market, expected to open up in October 2019. This includes, but is not limited to vapes, edibles such as confectionary and baked and dairy goods, cosmetics, and non-alcoholic beverages through our joint venture with Molson Coors Canada.

Our focus on research, innovation and product development also reflects our strategic priorities. Our Chief Innovation Officer with 25 years of experience in CPG innovation and her team are actively exploring ways to increase our expertise related to cannabis applications and forms of delivery, and to expand our product range and brand portfolio. Activities include current and potential partnerships, joint ventures and strategic acquisitions of intellectual property and related transactions.

The cannabis industry has already recognized us as an innovative leader, as demonstrated by our award-winning products Elixir and decarb. We also offer Fleur de Lune, one of Canada’s first intimate-use cannabis oils.

Beyond the funds required for our currently planned investments in cultivation capacity, we expect to allocate the majority of our capital to branding, product innovation, international expansion and production, while remaining alert for strategic transactions that create shareholder value. An element of this focus is the acquisition of our Belleville, Ontario facility, which will house manufacturing, distribution and product research and development activities for the Company and its future products, as well as the operations of our Truss joint venture. This approach will directly support our continued leadership position in the Canadian cannabis market – as both a distributor and a product innovator.

6

Brand Leadership

A note on brands in the cannabis industry

HEXO shares the broad industry view that brands will win long term, however, we have a controversial view that brands don’t exist today in the cannabis industry, rather, only logos. The best brands have achieved less than 10% spontaneous awareness based upon the Company’s assessment of third party marketing data. HEXO tracks consumer awareness of all the major cannabis brands, and although HEXO is in the top tiers of awareness compared to peers, all cannabis companies are completely underrecognized relative to large CPG global brands. We believe that HEXO can build a global brand but we will only declare success once we have 80% spontaneous awareness in select markets.

HEXO
ADULT-USE & MEDICAL

During the first quarter of fiscal 2019, the Company announced HEXO as the adult-use brand name that will serve the legalized Canadian adult-use market. The goal of HEXO is to continue to offer a premium house of brands, signaling innovation, quality and consistency of experience, and become a top two Canadian market share brand and obtain a 10% minimum international market share in the US, Europe and Mexico. As a brand, HEXO shares the same focus on award-winning product innovation and high-quality cannabis that the market has come to expect from its former medical sister brand, Hydropothecary. During the period our Hydropothecary medical line fully adopted the HEXO brand name, which now serves as the Company’s universal brand for both adult-use and medical products.

PRODUCT OFFERINGS

Currently, HEXO offers 38 product offering variations of its dried cannabis and cannabis-derived products under two product types: dried – flower, milled and pre roll; and oils – Elixir and Fleur de Lune.

Flower, Milled and Pre Roll – The HEXO adult-use brand offers a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains. HEXO offers flower products and milled cannabis products in 3.5g and 15g formats. HEXO also carries pre roll products.

Elixir and Fleur de Lune - Elixir, a cannabis oil sublingual spray product line, includes both a high THC, high CBD and 1:1 content, and is Canada’s only peppermint-based cannabis oil product. All three products are also available in an MCT carrier oil. Fleur de Lune is one of Canada’s first cannabis-based THC intimate oils. Both products provide alternative, smokeless methods to consume cannabis. HEXO offers six oil-based spray products as well as an intimate-use oil product.

HEXO recently was the winner of the 2019 O’Cannabiz Industry Awards for best sativa for its pre-rolls and Helios dried flower. HEXO’s Elixir won the “Cannabis Product of the Year” and “Innovation of the Year” awards at the 2018 Canadian Cannabis Awards. HEXO was also nominated for “Brand of the Year.” Our decarb product was voted “Top New Product’’ at the 2017 Canadian Cannabis Awards.

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Distribution

Processing and distribution capacity has significantly increased over the past 9 months, with the activation and full licensing of our 250,000 sq. ft. greenhouse and extensive new 1 million sq. ft. greenhouse project which is completed and on budget. Additionally, through our acquisition of Newstrike, we acquired a state of the art greenhouse and an indoor production facility with production and distribution capabilities currently being retrofitted for completion in the summer of 2019. These two facilities, once fully completed, will contribute approximately 469,000 sq. ft. to the consolidated HEXO group of facilities.

The Company has acquired an interest in a 1.5 million sq. ft. facility in Belleville, Ontario, through the joint venture Belleville Complex Inc. established with a related party, at which it is establishing a Centre of Excellence for the purposes of manufacturing value-added cannabis products, increasing capacity for distribution and storage and research and development activities. The Company currently holds 579,000 sq. ft. of the facility and has a right of first refusal on the remaining space. This Centre of Excellence will act as the main research, development and production facility for HEXO’s cannabis derivative products.

The Company is currently undergoing the retrofitting of the Belleville facility and is exploring means by which current and future Fortune 500 partners may enter a pre-licensed facility with the ability to immediately begin operating in the cannabis sector under the HEXO footprint. The process of licensing the full 1.5 million sq. ft and ensuring it meets the requirements of the Cannabis Regulations may impact the initial operational timeline of the facility, however, this will provide the Company with the opportunity to offer its prospective partners with turn-key access to a cannabis sector ready facility. The centralized location of the facility, the Company’s first outside of Quebec is ideally situated along primary shipping routes to distribute our products and fulfill commitments across Canada. This facility further delivers on our national expansion strategy and ensures necessary capacity for the manufacture of advanced cannabis products, including cosmetics, vapes, non-alcoholic beverages and other edibles.

The Company has also bolstered its distribution capacity with the establishment of a distribution and storage centre in Montreal, Quebec formed with Metro Supply Chain Inc. This 58,000 sq. ft. facility was strategically acquired for logistical purposes. Through it, we supply cannabis for all direct-to-customer sales placed in Quebec through the SQDC’s online store. Additionally, we house, supply and distribute direct-to-customers the cannabis products of all licensed producers who have contracts with the SQDC through this distribution centre.

The Company now holds supply agreements and arrangements with 9 provincial governing boards. The Company is present within 23 private cannabis retailers across Ontario and has a strategic alliance agreement with the cannabis retailer Spirit Leaf. Fire and Flower is another private retailer in which the Company currently possess a strategic investment in via its long term investment and convertible note investment.

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Canadian Cannabis Market

On October 17, 2018, Canada became the largest nation in the world to offer medical and non-medical cannabis nationally. The legalization of the adult-use market on this date resulted in $43 million of sales within the first two weeks according to Statistics Canada. Between legalization and the end of the calendar year 2018, Canadians purchased more than 20,650 kg of dried cannabis and 20,096 liters of cannabis oil according to Statistics Canada. As demand continues to grow, public and private distribution channels become fully established and with the legalization of the edibles market on the horizon, HEXO is strategically positioned to serve these markets through our partnerships, production capacity and supply contracts.

All provinces and territories have established their cannabis market retail approach, ranging from privately owned stores to government-owned retail, as well as a combined approach in several jurisdictions. We have positioned ourselves through strategic supply agreements with the Ontario and British Columbia provincial governments, as well as Quebec in which we hold Canada’s largest single supply agreement. We have also made a strategic investment in the private cannabis retail sector. Through both means we are poised to offer our award-winning and innovative products across both channels throughout Canada.

Retail distribution channels by province and territory:

We have established supply channels within nine Canadian provinces which amount to providing over 95% of Canadians will provincial access to HEXO and Up brands cannabis products. These channels are derived through supply agreements and arrangements with the government-run retailers of Quebec, Ontario, Alberta, New Brunswick, Manitoba and British Columbia and through obtaining supplier status with the governmental boards of Nova Scotia, Prince Edward Island and Saskatchewan. We hold strategic investments in two of Canada’s premiere private cannabis retailers in order to gain future access to certain private retail markets. We hold the single largest forward supply contract among licensed producers, based upon announced agreements for year one of legalization, with 20,000 kg to be supplied to Quebec in the first year.

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QUEBEC

In Quebec, which has a population of 8.4 million, or approximately 23% of the Canadian population, the SQDC operates the distribution and sale of adult-use cannabis. The SQDC has established 15 retail locations throughout the province, for in-store cannabis sales. It expects to increase this number to 50 locations within the first year of legalization. It will also sell cannabis online.

In the first year of legalization, we hold a 30%+ market share in Quebec based upon disclosed supply agreements. Our agreement with the SQDC spans a potential five-year period, with us supplying an estimated 200,000 kg or more of cannabis, representing approximately $1 billion in potential revenues.

In addition, we hold a distribution agreement with the SQDC, in which we house and distribute all of the SQDC’s online sales to end-users. This includes the product of all licensed producers with established supply agreements held with the SQDC. Operations of the distribution centre began in October 2018.

ONTARIO

In Ontario, which has a population of 14.4 million, or approximately 39% of the Canadian population, the government currently offers consumers a variety of cannabis products through online websales by the Ontario Cannabis Store (“OCS”). The province also allows privately owned retail including 25 initially licensed locations that serve the adult-use market. Initially, products will include dried cannabis, oil and capsule products, pre-rolled, and clones and seeds.

We currently hold supply agreements with the OCS, in which we supply the province with HEXO’s Elixir, THC and CBD formulas and Fleur de Lune products, two of our most innovative oil-based and smokeless offerings as well as, a variety of dried flower products under the Up brand. HEXO and Up also are currently present across 23 private retailers throughout the province. This approach will allow us to serve the diverse market demand of Ontario with a variety of combustible and smokeless cannabis products.

BRITISH COLUMBIA

British Columbia, which has a population of 5.0 million, or approximately 13% of the Canadian population, serves the adult-use cannabis market through a dual private–government approach. The British Columbia Liquor Distribution Branch (“BCLDB”) manages the distribution of cannabis and cannabis-based products. We hold supply agreements with the BCLDB, in which we supply our HEXO THC and CBD oil-based Elixir and HEXO Fleur de Lune products and Up brand products.

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ALBERTA

The Company has received cannabis representative status with the Alberta Gaming, Liquor and Cannabis Board to be supplied online and in stores. This will allow HEXO to supply our award-winning THC and CBD oil-based Elixir products as well as award-winning THC and CBD decarb, a pre-activated milled cannabis product. HEXO and Up products will be made available to the 4.3 million residents or approximately 12% of the total Canadian population.

OTHER OBTAINED CANADIAN MARKETS

We currently have established distribution channels within 5 additional provincial markets including Saskatchewan, Nova Scotia, New Brunswick, Manitoba and Prince Edward Island which represent 12% of the Canadian population. These channels include both supply agreements and supplier arrangements with the provincial governments.

Canadian Adult-Use Market Phase Two

As Canada anticipates the legalization of additional cannabis product categories in October 2019, HEXO is working to ensure it can meet market demands and is developing gummies, a premium vape line, and beverages through our Truss joint venture with Molson Coors Canada. HEXO is also in the planning stages for cannabis-infused chocolates and a full line of Powered by HEXO products for sex.

Having previously announced its intention to focus on research, development and innovation, HEXO is establishing laboratory and development centres in Montreal and Toronto. The locations will serve as research and development hubs for the Company’s Innovation, Development and Engineering (IDE) led by HEXO’s Chief Innovation Officer, Veronique Hamel. The team brings together extensive experience in research and development, sensory science, clinical evaluation, biotechnology and food engineering.

The HEXO IDE team has sweeping experience in the food, pharma and CPG industries with accumulated career experience with Coca Cola, Altria Group, Mondelez International, Kellogg’s, Unilever, Church and Dwight, Shopper’s Drugmart, Loblaws, Kerr’s Bros. and Campbell’s Soup Company. For example, the team's Director of Research & Development – Edibles, Trina Farr, has more than 20 years of experience in food innovation and product development and was most recently the Director of Research and Development at Smuckers Foods of Canada. HEXO is also proud to have its own in-house cannabis-infused chocolates expert. Focused on creating a cannabis chocolates experience, Canna Chocolatier Todd Neault is working on formulating fast-acting, consistent and delectable chocolates.

To ensure it can bring an expanded offering to market, the Company boasts an annual production capacity of 150,000kg, a multi-year extraction agreement with Valens GroWorks Corp., and mass-scale extraction capabilities at its centre of excellence in Belleville, Ontario. HEXO also recently announced the appointment of Donald Courtney as Chief Operating Officer, who has extensive experience with several global food and beverage organizations including Mars Inc, Pepsi Bottling Group and Vincor International.

Acquisition of Newstrike Brands Ltd.

THE TRANSACTION

On May 24, 2019, the Company acquired all of the issued and outstanding common shares of Newstrike through a plan of arrangement. Under the arrangement, each former Newstrike common share was exchanged for 0.06332 of a HEXO common share (the “Exchange Ratio”), subject to certain exceptions. In addition, all issued and outstanding stock options of Newstrike were replaced with stock options of HEXO having the same terms but adjusted for the Exchange Ratio, and all issued and outstanding common share purchase warrants of Newstrike became exercisable for HEXO common shares adjusted for the Exchange Ratio.

Following the acquisition, the Newstrike shares were delisted from the TSX Venture Exchange (“TSXV”) as at the close of trading on May 29, 2019. Certain classes of Newstrike warrants which were listed for trading on the TSXV under the symbol HIP.WT and HIP.WT.A will continue to trade on the TSXV until the earliest to occur of their exercise, expiry or delisting.

As a result of the acquisition, the Company issued a total of 35,394,041 common shares to the former shareholders of Newstrike, and reserved an additional 2,011,863 and 7,196,166 common shares for issuance to the former holders of the Newstrike options and the holders of the Newstrike warrants, respectively.

INTRODUCTION

Newstrike is the parent company of Up Cannabis Inc (“Up Cannabis”), a licensed producer of cannabis based out of Ontario that is licensed under the Cannabis Regulations to both cultivate and sell cannabis in all acceptable forms. Newstrike, through Up Cannabis and together with select strategic partners, including Canada’s iconic musicians The Tragically Hip, has established of a diverse network of high quality cannabis brands.

ACQUISITION HIGHLIGHTS

Facilities & Cultivation Boost

The acquisition of Newstrike added two additional facilities to the HEXO group, one in Niagara and one in Brantford.

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The Niagara facility is a 240,000 sq. ft fully automated, modern “Dutch-Tray” facility, consisting of 186,400 sq. ft dedicated to production and cultivation, with the remaining space allocated to administration, packaging and shipping/receiving areas. The facility will produce approximately 20,000 kg of dried cannabis annually. This facility is situated on approximately 16.6 acre of land and received its cultivation licence under the Cannabis Act on March 29, 2018.

The Niagara facility is currently undergoing a retrofit which is expected to be completed during early summer of 2019. Once completed, the retrofit will add approximately 215,000 sq. ft. of additional space and will bring the total Niagara campus to approximately 455,000 sq. ft. of cultivation, production, packaging, shipping and administrative space. Management expects the additional retrofitted space to increase dried cannabis annual output at the Niagara facility to approximately 40,000 kg.

The Brantford facility is fully operational and licensed with an annual estimated production capacity of 2,000 kg of dried cannabis. It was designed and engineered to permit the application of the same pharmaceutical-quality management-standards utilized by Canada’s pharmaceutical manufacturers, to the production of cannabis in all acceptable forms. The Brantford facility has one mothering room; five grow-rooms used for propagation, vegetation and flowering; one trimming room; one drying room; one packaging room; one extraction room and two discrete shipping rooms, a “level-8” vault for the storage of dried and finished product and, if required, an aggregate of approximately 1,800 sq. ft. that can be repurposed for manufacturing, packaging and/or additional production facilities, all of which are supported and monitored by state-of-the-art automated hydroponic cultivation, climate, security and control systems with additional layers of redundancy and back-up to mitigate the impact of systems or power failure. Each area within the Brantford facility is independently controlled and monitored, and each strain of cannabis produced in the Brantford Facility is subjected to rigorous and ongoing analytical testing.

Once retrofitting is completed and efficiencies of scale are reached across both of the Newstrike facilities, the total boost to HEXO’s production is estimated at 42,000 kg of annual dried cannabis, brining HEXO’s total of anticipated annual production capacity to 150,000 kg. Total consolidated facility space across HEXO’s five campuses will amount to approximately 2.4 million sq. ft.

Domestic Distribution Channels

Newstrike has secured supply agreements with provincial crown corporations of Alberta, British Columbia, Manitoba, New Brunswick and Ontario. Saskatchewan selected Newstrike to be a registered cannabis supplier for the province and Newstrike has received orders from the Nova Scotia Liquor Corporation and the Prince Edward Island Cannabis Management Corporation. In addition, Newstrike has entered into a strategic alliance agreement with Spirit Leaf, a private cannabis retailer.

These additional established distribution channels provide HEXO with domestic market penetration within 9 provinces.

Brand

Within the Canadian Cannabis market, Newstrike has developed a unique platform through its Up suite of products and partnership with the iconic band Tragically Hip. This has been instrumental to its growth to date as an independent company. The Up brand has proven its concept through its presence across nine provincial markets in both public and private retailers. The acquisition of Newstrike provides HEXO the opportunity to assess and determine where Up products fit within its strategy as well as the flexibility to increase the variety of products it offers.

Team

With the Newstrike acquisition, HEXO also acquired a skilled and experienced workforce of about 250 employees.

Financial Performance and Operations

The combined entity is estimated to realize annual savings of millions of dollars in operational synergies, allowing HEXO to operate efficiently with a commitment to continued excellence.

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Corporate Social Responsibility

At HEXO, it is important to us that we demonstrate to the world that we can be socially and environmentally responsible while providing world-class products and services. HEXO’s Corporate Social Responsibility (“CSR”) Charter focuses on four main priorities: People, Public, Products, and Planet. Through this holistic lens we are creating CSR partnerships with local, national and international organizations. Some of these organizations include:

Local partnerships

•	The Papineau Health Foundation
•	The Association for People Living with Chronic Pain
•	The Moisson-Outaouais Food Bank
•	Ottawa Riverkeeper

National partnerships

•	The Gastrointestinal Society of Canada
•	The Campaign for Cannabis Amnesty
•	Tree Canada
•	Unison Benevolent Fund
•	Cannabis Counsel of Canada

International partnerships

•	The Global Cannabis Partnership: a collaboration of leaders in the cannabis industry creating an international standard for the safe and responsible production, distribution and consumption of legal adult-use cannabis.
•	SmartCert: an internationally recognized certification company to help us calculate and monitor our carbon footprint.

Environmental Initiatives

HEXO may be a very young company, but CSR is a core component of our DNA. As such, we want to ensure we leave the smallest environmental footprint possible. For this reason, we grow in state-of-the-art greenhouses utilizing the power of the sun to minimize our electricity consumption. We have also implemented a recycling program that will divert a significant volume from the landfill. Some of our in-house environmental initiatives include:

•	Rainwater collection and water recycling
•	A greenhouse gas inventory based on ISO 14064 standards in order to track and mitigate our carbon footprint
•	On site recycling and composting initiatives
•	Implementation of environmental features and processes
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Other Corporate Highlights

$65 Million Bank Credit Facility Secured

On February 15, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal (“BMO”) as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders have provided the Company up to $65 million in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consists of a $50 million term loan and a $15 million revolving loan with an uncommitted option to increase the facility by another $135 million for a total of $200 million. Both loans mature in 2022. The Company may repay the loans without penalty, at any time. The additional available capital will be used to partially fund the continuing expansion to the Gatineau campus as well as retrofitting and leasehold improvement activity to the new transformation centre located in Belleville Ontario. This credit facility provides the Company with additional capital without diluting its shareholders.

Supply Agreements of Hemp Secured for CBD Extraction

Subsequent to the period, on May 21, 2019, the Company entered into a hemp supply agreement in which 200,000 kg of hemp will be supplied during fiscal 2020. This was established to ensure a consistent and reliable supply of top-quality hemp for CBD extraction purposes. This becomes increasingly important as the consumer-packaged goods industry trends towards hemp-derived CBD infused products. The Company also holds a second supply agreement established during the third quarter of fiscal 2019, in which we expect approximately 60,000 kg to be supplied within next 2 fiscal quarters. This positions the Company to help meet the expected demand of the edibles and concentrates market scheduled to be legalized in the fall of 2019.

Executive Appointments

On May 22, 2019, the Company further strengthened its leadership team by appointing Donald Courtney as its Chief Operating Officer. Mr. Courtney boasts over 20 years of experience in senior operations positions across several industries, including the cannabis industry. He brings extensive experience with several global food and beverage organizations including Marc Inc, Pepsi Bottling Group and Vincor International and experience in the technology sector with Christie Digital and LG Electronics. Most recently, Mr. Courtney served as the Chief Operating Officer for MedReleaf.

On May 28, 2019, the Company announced the appointment of Michael Monahan as its new Chief Financial Officer (“CFO”), effective as of June 17, 2019. Mr. Monahan has held CFO positions in both private and public companies and has over 20 years of finance and operations experience. Most recently, he served as CFO of Nutrisystem prior to its sale in March 2019. During his tenure, the company’s market capitalization grew from approximately $250 million to $1.3 billion. Before that, he was CFO of PetroChoice Holdings during a period of significant organic and acquisitive growth that resulted in the successful sale of the company to private equity investors. As CFO for HEXO, Michael joins a team of seasoned executives and will focus on operating an efficient and effective finance organization, driving shareholder value as the Company expands rapidly.

15

Non-IFRS Measures

We have included certain non-IFRS performance measures in this MD&A, including adjusted gross margin, as defined in this section. We employ these measures internally to measure our operating and financial performance.

We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ADJUSTED GROSS MARGIN

We use adjusted gross margin to provide a better representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross margin for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

EXPECTED PLANT YIELD

The expected plant yield is utilized in the valuation of biological assets on hand as at the period end. This represents an unobservable input to a level 3 fair value estimate and is derived from the Company’s historical harvests as well as the expertise of the appropriate personnel. A sensitivity analysis over this input was performed and included in the ‘Biological Assets – Fair Value Measurement’ section below.

PRODUCTION CAPACITY

The production capacity disclosed throughout this report represents management’s best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

KILOGRAMS PRODUCED

The kilograms harvested during the period representing the amount of dried gram and dried gram equivalents harvested and produced from biological assets but not necessarily sold during the period.

16

Operational and Financial Highlights
KEY FINANCIAL PERFORMANCE INDICATORS
Summary of results for the three and nine months period ended April 30, 2019 and April 30, 2018:

	For the three months ended		For the nine months ended
Income Statement Snapshot	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
	$	$	$	$
Gross cannabis revenue	15,930	1,240	38,739	3,523
Excise taxes	(2,974)	–	(6,792)	–
Net revenue from sale of goods	12,956	1,240	31,947	3,523
Ancillary revenue	61	–	170	–
Gross margin before fair value adjustments	6,440	761	16,212	2,130
Gross margin	21,832	2,666	40,674	5,881
Operating expenses	24,056	5,319	64,580	13,654
Loss from operations	(2,224)	(2,653)	(23,906)	(7,773)
Other income/(expenses)	(5,527)	682	(979)	(5,068)
Net loss	(7,751)	(1,971)	(24,885)	(12,841)

For the three months ended
Operational Results	April 30, 2019	January 31, 2019	October 31, 2018
Avg. gross selling price of adult-use dried gram & gram equivalents	$5.29	$5.83	$5.45
Kilograms sold of adult-use dried gram & gram equivalents	2,759	2,537	952
Avg. gross selling price of medical dried gram & gram equivalents	$9.11	$9.15	$9.12
Kilograms sold of medical dried gram & gram equivalents	145	152	158
Total kilograms produced of dried gram equivalents	9,804	4,938	3,550

Q3 PERIOD HIGHLIGHTS

•	Total gross revenue in the quarter increased in excess of 11.84x to $15,930 as compared to the same quarter of fiscal 2018.

•	Gross adult-use revenue in the three months ended April 30, 2019, exceeded total revenues fiscal 2018 by $9,673 or 196%.

•	Flower and other dry products represented 84% of the quarter’s gross adult-use sales, with oil sales representing the balance of 16%.

•	New in the fiscal year are ancillary revenues associated the Company’s management agreement held with a supplier. This contributed $61 to of net revenue in the quarter.

•

The loss from operations decreased 68% quarter over quarter as a result of the increased fair market value adjustment on biological assets reflecting the increased scale of operations and additional plants onboarded due to the licensing of the 1 million sq. ft. B9 greenhouse.

OPERATIONAL HIGHLIGHTS

•	Adult-use grams and gram equivalents sold increased 9% to 2,759 kg from the previous quarter as the Company continues to deliver on its existing supply agreements.

•

During the quarter ended April 30, 2019, the Company produced approximately 9,804 kg of dried cannabis, a 98% increase from the previous quarter. This is attributable to higher yields in the 250,000 sq. ft. B6 facility as well as the first harvests of the 1 million sq. ft. B9 greenhouse also realized during the quarter.

•	The Company continues ramping up towards its 108,000 kg of annual full production capacity. Economies of scale and production efficiencies continue to be worked towards to reach this capacity.

ORGANIZATIONAL GROWTH

•

As a direct result of the increased operations and staffing requirements of the now several cultivation and production facilities, the Company experienced tremendous growth over the past quarter. In order to satisfy the needs of our 1 million sq. ft. B9 facility and 579,000 sq. ft. Centre of Excellence, along with boosting our administration, R&D and other operations our headcount rose by 120% to 822 employees as at April 30, 2019 from the previous quarter’s headcount of 374 on January 31, 2019. This represents an increase of 685 employees or x5 from the headcount as at April 30, 2018.

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•	On May 24, 2019, through the Newstrike acquisition, HEXO acquired an additional 250 employee backed skilled workforce.

FACILITY EXPANSION

•

In April 2019, we realized the first harvests of the newly completed and licensed B9 1 million sq. ft. greenhouse at the Gatineau campus. This goal was met on time and on budget. This achievement was important step as the Company continues ramping up to an annual combined with Newstrike production capacity of 150,000 kg of dried cannabis and prepares for the legalization of edibles and concentrate cannabis derivatives expected in the fall of 2019.

FINANCIAL POSITION

•	As at April 30, 2019, the Company held cash, cash equivalents and short-term investments of $173,604 and working capital of $219,120.

•

The Company obtained a $65mm credit facility jointly held with CIBC and BMO, two of Canada’s premier financial institutions. This consists of $50mm available term credit and a $15mm revolving line of credit which will be used in part to finance the continuing expansion of the Gatineau campus as well as the leasehold improvements at the Belleville transformation centre without diluting the shareholders of HEXO.

Summary of Results
Revenue

	Q3 ’19	Q2 ’19	Q1 ’19	Q4 ’18	Q3 ’18
ADULT-USE
Adult-use cannabis gross revenue[1]	$14,607	$14,792	$5,194	$–	$–
Adult-use excise taxes	(2,741)	(2,587)	(970)	–	–
Adult-use cannabis net revenue	11,866	12,205	4,224	–	–
Dried grams and gram equivalents sold (kg)	2,759	2,537	952	–	–
Adult-use gross revenue/gram equivalent	$5.29	$5.83	$5.45	$–	$–
Adult-use net revenue/gram equivalent	$4.30	$4.81	$4.44	$–	$–
MEDICAL
Medical cannabis revenue[1]	$1,323	$1,387	$1,436	$1,410	$1,240
Medical cannabis excise taxes	(233)	(216)	(44)	–	–
Medical cannabis net revenue	1,090	1,171	1,392	1,410	1,240
Dried grams and gram equivalents sold	145	152	158	152	134
Medical gross revenue/gram equivalent	$9.11	$9.15	$9.12	$9.26	$9.24
Medical net revenue/gram equivalent	$7.52	$7.73	$8.84	$–	$–

Ancillary revenue[2]	$61	$62	$47	$–	$–
Total net sales	$13,017	$13,438	$5,663	$1,410	$1,240

1 Gross adult-use and medical cannabis revenues represent sales under the normal course of business and are exclusive of excise taxes.
2 Revenue outside of the primary operations of the Company.

Total net revenue in the third quarter of fiscal 2019 increased to $13,017 from $1,240 in the same period of fiscal 2018. The main contributor is the addition of adult-use sales in which the Company is realizing in its first fiscal year of legalization in Canada. Adult-use sales in the quarter accounted for 91% of total revenue. Non-cannabis ancillary sales which began in the first quarter of fiscal 2019 remained consistent at $61 from $62 in the previous quarter. This revenue is derived from a management agreement held by the Company with arms-length partners.

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ADULT-USE SALES

As communicated in the previous quarter’s management discussion and analysis the current quarters adult-use gross sales stayed relatively flat totaling $14,607 in the three months ended April 30, 2019. This represents a slight decrease of 1% as compared to the prior quarter. Third quarter gross sales increased by $13,367 relative to the same period of fiscal 2018, (which included medical sales only during that period) or an increase of 1,078%. This is a result of the Company’s additional production capacity still in the ramp up stage as the new 1 million sq. ft. greenhouse realized its first harvest in April 2019.

The Company’s adult-use gross sales for the nine months period ended April 30, 2019 totaled $34,593, an increase of $31,070 as compared to the nine months period ended April 30, 2018 total sales of $3,523. The increase is due to fiscal 2018 containing medical sales only.

Sales volume in the third quarter of 2019 increased 9% to 2,759 kg from 2,537 kg equivalents sold in the second quarter of fiscal 2019 and increased 190% from 952 kg in the first quarter of fiscal 2019. Dried flower and milled products represented 84% of gram equivalents sold during the period, a 6% increase from the second quarter of fiscal 2019 and oil product sales comprising the balance of the quantity sold.

Gross adult-use revenue per gram equivalent decreased to $5.29 from $5.83 reflective of lower revenue and higher gram and gram equivalents sold. This is reflective of increased dry flower sales in the sales product mix during the quarter which command lower market sales prices per gram. The adult-use net revenue per gram equivalent decreased to $4.30 from $4.81 in the previous quarter reflecting the consistent approximate ($1.00) impact to revenue per gram due to excise taxes. In future periods as the sales mix shifts towards oil and other value-added products from lower valued dry flower products the impact of these excise taxes on revenue per gram is expected to decrease.

During the period, 91% of all adult-use sales were realized through the SQDC with the remaining 9% derived in Ontario and British Columbia via the OCS and BCLDB.

As the Company begins realizing sales from its first harvests of from its B9 greenhouse in the fourth quarter of fiscal 2019 net revenues are expected to approximately double those of the current quarter.

MEDICAL SALES

Gross medical revenue in the three months ended April 30, 2019 increased 7% to $1,323 compared to $1,240 in the same period in fiscal 2018. Grams and gram equivalents sold increased marginally to 145 kg from 134 kg in the third quarter of 2018. The higher revenue was driven by higher oil sales which command a higher revenue per gram equivalent when compared to dried gram sales. Compared to the prior quarter, the sequential revenue decreased by 5% from $1,387, reflecting lower oil sales as well an oil product mix sold of a lower average value per gram equivalent.

The Company realized $4,146 of gross medical sales during the nine months period ended April 30, 2019 which is an increase of 18% from the $3,523 of gross medical sales during the comparative nine months ended April 30, 2018. This increase is due to those reasons as stated above.

Net medical revenues decreased during the quarter by 7% to $1,090 as compared to the second quarter of fiscal 2019 due to the overall decrease in medical sales during the period.

Sales volume increased 8% to 145 kg when compared to 134 kg in the same prior year period. Gross revenue per gram and gram equivalent decreased to $9.11 as compared to $9.24 the same prior year period and $9.15 from the prior quarter. This is a direct result of the increase in our oil-based products sales as the product mix purchased by customers continues to shift towards smoke-free alternatives.

Cost of Sales, Excise Taxes and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable stock based compensation and overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process less expected cost to complete and selling costs and includes certain management estimates.

	For the three months ended		For the nine months ended
	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Excise taxes	$2,974	$–	$6,792	$–
Cost of sales	6,577	479	15,905	1,393
Fair value adjustment on sale of inventory	4,665	572	9,072	2,419
Fair value adjustment on biological assets	(20,057)	(2,477)	(33,534)	(6,169)
Total fair value adjustment	$(15,392)	$(1,905)	$(24,462)	$(3,750)
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Cost of sales for the quarter ended April 30, 2019 were $6,577, compared to $479 for the same quarter ended in fiscal 2018. The increase in cost of sales is the result of increased sales volumes due to the legalized adult-use market not present in the comparative period. Also, increases to transformation costs were incurred as oil and other value-added products production mix has increased from the third quarter of fiscal 2018.

For the nine months period ended April 30, 2019, cost of sales increased to $15,905 from $1,393 from the comparable period of fiscal 2018 for the reasons as noted above.

Fair value adjustment on the sale of inventory for the third quarter ended April 30, 2019 was $4,665 compared to $572 for the same quarter ended April 30, 2018. This variance is due to increased sales volume of inventory sold when compared to the same quarter in fiscal year 2018. Which was offset by the introduction of the adult-use market which commands a lower fair value per gram when compared to the exclusively medical market-based sales in the three months ended April 30, 2018.

Fair value adjustment on biological assets for the current quarter was ($20,057) compared to ($2,477) for the same quarter ended in fiscal 2018. This variance is due to the increase in the total number of plants on hand as well as increased yields when compared to the comparative period. The increase in plants is due to the fully licensed 250,000 sq. ft. greenhouse which began harvests in Q1 of fiscal 2019 as well as the activation of the 1 million sq. ft. greenhouse during the quarter. This results in significantly increased expected gram yields in the quarter and increased production costs of operating newly in-use facilities. The increase in scale and total plants on hand is the result of meeting the demand of the adult-use market.

For the nine months ended, the fair value adjustments on the sale of inventory and biological assets increased to $9,072 and ($33,534) respectively from $2,419 and ($6,169) respectively in the comparative period of fiscal 2018 for those reasons as noted above.

New in fiscal 2019 are excise taxes associated with the new adult-use revenues and medical sales incurred after October 17, 2018. These taxes totaled $2,974 an increase of 6% from the prior quarter which is contestant with trend of the increase to underlying sales quantities. This was offset by the decrease in total gross sales for the quarter based on the product mix consisting of a higher balance of lower valued dried flower sales. This reduced gross margin before fair value adjustments by approximately 9% during the quarter which is consistent with the sequential quarter. Excise taxes are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products.

Operating Expenses

	For the three months ended		For the nine months ended
	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
General and administration	$10,495	$2,028	$23,572	$5,074
Marketing and promotion	5,122	2,102	21,671	4,528
Stock-based compensation	8,162	783	17,811	3,064
Depreciation of property, plant and equipment	140	163	1,166	475
Amortization of intangible assets	137	243	360	513
Total	$24,056	$5,319	$64,580	$13,654

Operating expenses include general and administrative expenses, inclusive of research and development, marketing and promotion, stock-based compensation, and amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing and promotion staff, general corporate communications expenses, and research and development costs. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $10,495 in the third quarter of fiscal 2019, compared to $2,028 for the same period in fiscal 2018. This increase reflects the general growing scale of our operations, including an increase in general, finance and administrative staff for an increase of $2,965. New rental space in our Belleville location resulted in an increase of $794 which was obtained to house product processing and transformation as well as the administration department of the Belleville location. Total professional, listing and legal expenses increased by $900, as a result of additional corporate development initiatives and the increased financial reporting and control-based regulatory requirements accompanying public status on the TSX and NYSE-A. Increased insurances pertaining to commercial property and directors and officers increased $1,836 due to increased property, plant and equipment balances and the listing on the NYSE-A.

Total general and administrative expenses for nine months ended April 30, 2019 increased to $23,572 from $5,074 in the same period of fiscal 2018 due to the general growth of the operational scale of the corporation for the same reasons as outlined above.

The Company is anticipating general and administrative expenses to increase in the next quarter as the Company completes and operationalizes its current expansion projects over the remaining quarter of the fiscal year. Research and development expenses are expected to significantly increase in the final quarter of fiscal 2019 and subsequently, significantly escalate in fiscal 2020 as the Company executes its innovation initiatives.

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MARKETING AND PROMOTION

Marketing and promotion expenses increased to $5,122 in the third quarter, compared to $2,102 for the same period in fiscal 2018. This reflects the implementation of our adult-use marketing and promotional events undertaken in the quarter as we build brand recognition and establish HEXO in the adult-use cannabis market. This is inclusive of higher staff and travel-related expenses, printing and promotional materials as well as advertisement costs. Quarter over quarter total marketing and promotion expenses increased modestly 6% from $4,839 due to an additional advertising campaign and branding efforts incurred during the period.

Total marketing and promotion expenses for the nine months period ended April 30, 2019 significantly increased to $21,671 from $4,528 as compared to the same period of fiscal 2018. This significant increase reflects the Company’s marketing and branding campaign which was primarily realized in the first quarter of fiscal 2019 as we prepared for the launch of the adult-use brand HEXO into the legalized Canadian market.

The Company expects marketing and promotion expenses to trend with revenues in the final quarter of the fiscal year.

STOCK-BASED COMPENSATION

Stock-based compensation increased by to $8,162 when compared to $783 for the same period in fiscal 2018. The increase is a function of the increased number of outstanding stock options which is a direct correlation to the increased headcount of the Company. Underlying market prices of those options granted subsequent the third quarter of fiscal 2018 were significantly higher, resulting in an increase to the expensed value on a per stock option basis during the period.

Total stock-based compensation for the nine months ended April 30, 2019 increased to $17,811 from $3,064 as compared to the same period of fiscal 2018 for those reasons as outlined above.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

Amortization of property, plant and equipment decreased slightly to $140 in the quarter, compared with $163 for the same period in fiscal 2018. The decrease is due to the capitalization of production equipment and building amortization in the period.

Total amortization of property, plant and equipment for the nine months ended April 30, 2019 increased to $1,166 from $475 as compared to the same period of fiscal 2018 as the direct result of the Company’s newly built greenhouses and acquired cultivation equipment. Additionally, increases to cultivation and production equipment were incurred in order to support the larger production demands and scalability of the Company.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets decreased to $137 in the quarter, compared with $243 for the same period in fiscal 2018. The decrease is the result of the implementation of an inactive new ERP system which was only put into use during the period ended April 30, 2019. This system is replacing certain fully amortized software programs.

Total amortization of intangible assets for the nine months ended April 30, 2019 decreased to $360 from $513 as compared to the same period of fiscal 2018 for those reasons as outlined above.

Loss from Operations

Loss from operations for the third quarter was ($2,224), compared to ($2,653) for the same period in fiscal 2018. The increased operating expenses due to the expanding scale of operations were offset by higher revenues and increased biological fair value adjustments as our production capacity continues to increase.

Other Income/Expenses

Other income/(expense) was ($5,527) for the three months ended April 30, 2019 compared to $682 in the same period of fiscal 2018. Revaluation of financial instruments of ($1,121) in the latest quarter reflects the revaluation of an embedded derivative related to USD denominated warrants issued in the prior year. Additionally, we had an unrealized fair value loss on convertible note receivable of ($4,117) as well as an unrealized loss on a long term investment of ($277). Interest income of $1,242 was realized for the three months ended April 30, 2019 reflective of the interest generated from the increased cash holdings and the interest accrued on the convertible debentures and promissory note which was settled on April 30, 2019.

Total other income/(expense) was ($979) for the nine months ended April 30, 2019 compared to ($5,068) of the same period of fiscal 2018. The increase is primarily due to the $1,862 unrealized gain on the convertible debenture which was issued in the first quarter of fiscal 2019. The loss due to revaluation of the financial instruments decreased $645 when compared to the nine months ended April 30, 2018 due to a decrease in the remaining number of underlying warrants. Interest income increased $1,350 due to increased cash holdings, convertible note interest and interest earned on a public security investment.

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Biological Assets – Fair Value Measurements

As at April 30, 2019, the changes in the carrying value of biological assets are as follows:

	April 30, 2019	July 31, 2018
Carrying amount, beginning of period	$2,332	$1,504
Production costs capitalized	9,188	993
Net increase in fair value due to biological transformation less cost to sell	33,778	7,340
Transferred to inventory upon harvest	(33,213)	(7,505)
Carrying amount, end of period	$12,085	$2,332

Our biological assets consist of cannabis plants, from seeds all the way through to mature plants. As at April 30, 2019, the carrying amount of biological assets consisted of $2 in seeds and $12,083 in cannabis plants ($6 in seeds and $2,326 in cannabis plants as at July 31, 2018). The increase in the carrying amount of biological assets is attributable to an increase in production costs and offset by the market selling price decrease as a result of the adult-use market. The significant estimates used in determining the fair value of cannabis on plants are as follows:

•	yield by plant;

•	stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfillment costs) to arrive at an in-process fair value for estimated biological assets which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth;

•	fair value selling price per gram less cost to complete and cost to sell; and

•	destruction/wastage of plants during the harvesting and processing process.

We view our biological assets as Level 3 fair value estimates and estimate the probability of certain harvest rates at various stages of growth. As at April 30, 2019, it is expected that our biological assets will yield approximately 19,559 kilograms (July 31, 2018 – 4,374 kilograms). Our estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in-process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the plant’s life relative to the cost incurred as a percentage of total cost as applied to estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis for the period ended April 30, 2019 are presented in the table below:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price Obtained through actual retail prices on a per strain basis	$4.95 per dried gram	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $604 to the valuation.

Yield per plant Obtained through historical harvest cycle results on a per strain basis	62–125 grams per plant	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $726 in valuation.

Stage of growth Obtained through the estimates of stage of completion within the harvest cycle	Average of 29% completion	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $762 in valuation.

Wastage Obtained through the estimates of stage of wastage within the cultivation and production cycle	0%–30% dependent upon the stage within the harvest cycle	An increase or decrease of 5% applied to the wastage expectation would result in a change of approximately $1,383 in valuation.
22

Quarterly Results

The following table presents certain unaudited financial information for each of the eight fiscal quarters up to and including the quarter ended April 30, 2019. The information has been derived from our unaudited consolidated financial statements, which in management’s opinion have been prepared on a basis consistent with the condensed interim consolidated financial statements for the three- and nine months ended April 30, 2019. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q3 ’19	Q2 ’19	Q1 ’19	Q4 ’18
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018
Net revenue	$13,017	$13,438	$5,663	$1,410
Net income (loss)	(7,751)	(4,325)	(12,803)	(10,194)
Income (loss) per share – basic	(0.04)	(0.02)	(0.07)	(0.05)
Income (loss) per share – fully diluted	(0.12)	(0.02)	(0.07)	(0.05)

	Q3 ’18	Q2 ’18	Q1 ’18	Q4 ’17
	April 30, 2018	January 31, 2018	October 31, 2017	July 31, 2017
Net revenue	$1,240	$1,182	$1,102	$862
Net income (loss)	(1,971)	(8,952)	(1,918)	935
Income (loss) per share – basic	(0.01)	(0.10)	(0.03)	0.02
Income (loss) per share – fully diluted	(0.01)	(0.10)	(0.03)	0.01

The Company’s net revenues have increased considerably over the past three quarters when compared to the previous five quarters spanning over two fiscal years. This is due to the legalization of adult-use cannabis in Canada and the Company’s introduction into this market. As a result, the net loss in the three months ended April 30, 2019 increased primarily due to approximately $6.3 million in losses due to fair value adjustments. The Company experienced a ramp up of expenses to prepare for the legalized adult-use market primarily in the first quarter of fiscal 2019 and quarter four of fiscal 2018 resulting in increased net losses. The period of the five quarters ended July 31, 2017 to July 31, 2018 pertain to the Company’s operations within the medical market only and the scaling efforts to meet the coming demand of the adult-use market which was legalized October 17, 2018.

Financial Position

The following table provides a summary of our interim condensed financial position as at April 30, 2019 and July 31, 2018:

	April 30, 2019	July 31, 2018
Total assets	$510,453	$334,998
Total liabilities	77,765	12,125
Share capital	424,383	347,233
Share-based payment reserve	24,149	6,139
Warrants	52,175	12,635
Deficit	$(68,019)	$(43,134)

Total Assets

Total assets increased to $510,453 as at April 30, 2019 from $334,998 as at July 31, 2018. The Company raised $53,791 in net proceeds from the January 30, 2019 marketed public offering. Property plant and equipment increased by $121,269 mostly due to the construction of the 1 million sq. ft B9 facility, leasehold improvements to the Belleville Centre of Excellence and the associated required additional production equipment. Also due to the increase in scale of operations were the increase of inventory and biological assets which contributed $26,361 and $9,753, respectively. Also, contributing to the variance is the addition of the joint venture Truss which increased total assets by $47,770. At April 30, 2019, the Company had an unrestricted cash balance of $173,092.

Total Liabilities

Total liabilities increased to $77,765 as at April 30, 2019 from $12,125 as at July 31, 2018. During the period, the Company entered into a term loan with CIBC which contributed $33,746 in net outstanding debt as at April 30, 2019. An increase in trade accounts payable and accruals of $29,060 due to continued growth in operations and scalability, specifically the retrofitting and leasehold improvement activity underway at the Centre of Excellence in Belleville, Ontario. There exists $2,257 of excise taxes payable due to the onset of the new taxation policy instituted at the legalization date October 17, 2018.

23

Share Capital

Share capital increased to $424,383 as at April 30, 2019 from $347,233 at July 31, 2018, primarily due to the marketed equity financing which contributed $53,791 in net proceeds to share capital. The remaining balance of the increase was realized from the exercising of warrants, broker warrants and stock options during the nine months period ended April 30, 2019.

Share-Based Payment Reserve

The share-based payment reserve increased to $24,149 as at April 30, 2019 from $6,139 as at July 31, 2018. This increase is due to three full quarters of stock based compensation resulting in an increase of $9,494, pertaining to the 5.6 million issued employee stock options in July 2018. A total of 9,024,333 employee stock options were granted during the 9 months ended April 30, 2019, inclusive of 7,109,333 which were granted during the third quarter of fiscal 2019, the additional granted options contributed $5,413 and $3,264 respectively to the reserve.

Warrants

The warrant reserve increased significantly to $52,175 as at April 30, 2019 from $12,635 as at July 31, 2018, primarily due to the $42,386 addition of the fair valued Molson warrants reserve established for the 11,500,000 share purchase warrants issued to an affiliate of Molson Coors Canada as consideration in the Truss joint venture in early October 2018. The warrants possess a strike price of $6.00 and a term of 3 years. This is offset by warrant exercise activity during the three quarters to date of fiscal 2019.

Liquidity and Capital Resources

Liquidity

Our objectives when managing our liquidity and capital structure are to maintain sufficient cash to fund international growth initiatives, innovation strategies and to meet contractual obligations. Our ability to reach profitability is dependent on successful implementation of our business strategy. While management is confident in the future success of the business, there can be no assurance that our products will gain adequate market penetration or acceptance or generate sufficient revenue to reach profitability.

	For the nine months ended
Liquidity	April 30, 2019	April 30, 2018
	$	$
Operating activities	(44,437)	(11,412)
Financing activities	103,765	244,262
Investing activities	(17,862)	(270,340)

Operating Activities

Net cash used in operating activities for the nine months ended April 30, 2019 was $44,437 as a result of the net loss for the period ended of $24,885, and a decrease in non-cash working capital of $19,420, as well as net non-cash expenses of $132. In the same prior year period, cash used in operating activities was $11,412, reflecting the net loss of $12,841, net non-cash expenses add back of $6,899, and an increase in working capital of $5,470. The change in cash flow reflects $33,534 of an unrealized change in the fair value of biological assets. Increases to trade receivables of $11,009 and an increase to inventory of $9,125. These increases to operating cashflows were offset by the stock based compensation add back of $18,599. Operating activities reflect the general increased size and scale of the Company’s operations when compared to the same fiscal period of the fiscal year 2018.

Financing Activities

Net cash received from financing activities for the nine months ended April 30, 2019 was $103,765. On January 30, 2019, the Company closed the marketed equity financing in which a total of 8,855,000 common shares were issued for net proceeds of $53,791. The remaining balance of activity reflects the impact of exercised warrants in the amount of $19,017 and excised stock options of $907 incurred during the period. The Company's newly acquired CIBC term loan contributed net $33,746.

Investing Activities

For the nine months ended April 30, 2019, $17,862 was used for investing activities. Contributing to the increase is cash was the transfer of short-term investments of $112,651 and its reinvestment into high interest generating vehicles. This is offset by the cash consideration and capitalized transaction costs of $7,298 Truss joint venture. During the period, we continued additions of $103,073 to our property, plant and equipment as scalability increases as the new 1 million sq. ft. greenhouse was completed and significant leasehold improvements continue to be made at the Belleville facility.

Capital Resources

As at April 30, 2019, working capital totaled $219,120. The exercise of all the issued and outstanding warrants, as at April 30, 2019, would result in an increase in cash of approximately $168,936, and the exercise of all stock options would increase cash by approximately $108,566.

24

On January 30, 2019, the Company closed the marketed public offering which generated gross proceeds of $57.5mm for the issuance of 8,855,000 common shares at a price of $6.50 per share. The Company intends to use the net proceeds from the offering to fund general corporate operations, global growth initiatives and research and development activity to further advance the Company’s innovation strategies.

On February 15, 2019, the Company entered into a syndicated credit facility with CIBC and BMO for a total of $65mm. This access to capital will provide the Company with additional capital to fund future growth and expansion as well as its strategic initiates without the dilution of current and future shareholders.

Subsequent to the quarter ended April 30, 2019, the Company realized an increase in cash of $39,932 due to the exercise of 7,130,782 January 2018 warrants which contribute $5.60 per warrant. An additional $3,689 was generated due to the exercise of 2,639,437 options subsequent the quarter end.

Management believes that current working capital along with the recently completed financings, sufficiently provides the level of funding required for current expansion projects and meet contractual obligations for the next 12 months. We periodically evaluate the opportunity to raise additional funds through the public or private placement of equity capital to strengthen our financial position and to provide sufficient cash reserves for growth and development of the business.

Our authorized share capital is comprised of an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants and options as at July 31, 2018, April 30, 2019 and June 12, 2019.

	June 12, 2019	April 30, 2019	July 31, 2018
Common shares	256,768,455	211,411,479	193,629,116
Warrants	29,669,246	30,442,793	26,425,504
Options	21,226,865	21,440,729	14,388,066
Total	307,664,566	263,295,001	234,442,686

As a result of the Newstrike acquisition the following balances were contributed the Company’s common shares, warrants and stock option balances as at the closing date May 24, 2019.

May 24, 2019
Common shares	35,394,041
Warrants	7,196,166
Options	2,011,863
Total	44,602,070

Off-Balance Sheet Arrangements and Contractual Obligations The Company does not have any off-balance sheet arrangements.

As of the date of this MD&A, the Company has a $65mm credit facility in place with CIBC and BMO of which $35mm has been drawn upon and is outstanding.

We have certain contractual financial obligations related to service agreements and construction contracts for the construction in progress shown in Note 8 of the interim consolidated financial statements and the accompanying notes for the three- and nine months ended April 30, 2019. Commitments are inclusive of $100,873 related to the 20-year anchor rental commitment regarding the Belleville facility.

These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

$
2019	34,405
2020	11,053
2021	6,654
2022	5,338
2023	5,269
Thereafter	80,195
142,914
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Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Interest Risk

The Company’s exposure to interest rate risk only relates to any investments of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at April 30, 2019, the Company had short term investments of $512.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables, promissory note receivable and convertible debenture receivable. As at April 30, 2019, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash, cash equivalents and short-term investments are held by some of the largest cooperative financial groups in Canada. Since the inception of the Company, no losses have been incurred in relation to cash held by the financial institution. The majority of the trade receivables balance are held with crown corporations of Quebec, Ontario and British Columbia as well as one of the largest medical insurance companies in Canada. Credit worthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the nine months period ended April 30, 2019 is $9 (April 30, 2018 - $76).

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and the convertible note receivable represents the maximum exposure to credit risk and as at April 30, 2019; this amounted to $212,553.

The following table summarizes the Company’s aging of receivables as at April 30, 2019 and July 31, 2018:

	April 30,	July 31,
	2019	2018
	$	$
0–30 days	10,319	262
31–60 days	457	188
61–90 days	522	91
Over 90 days	355	103
Total	11,653	644

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from two crown corporations representing 88% and 87% (April 30, 2018 – Nil% and Nil%) of total sales in the three and nine months ended April 30, 2019.

The Company holds trade receivables from two crown corporations representing 87% of total trade receivables as of April 30, 2019 (July 31, 2018 – Nil%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at April 30, 2019, the Company had $173,604 of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities, excise taxes payable and current and long term portions of the term loan with total carrying amounts and contractual cash flows amounting to $77,765 due in the next 12 months.

The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

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Critical Accounting Assumptions

Our financial statements are prepared in accordance with IFRS. Management makes estimates and assumptions and uses judgment in applying these accounting policies and reporting the amounts of assets and liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Significant estimates in the accompanying financial statements relate to the valuation of biological assets and inventory, stock-based compensation, warrants, the estimated useful lives of property, plant and equipment, and intangible assets. Actual results could differ from these estimates. Our critical accounting assumptions are presented in Note 3 of the Company’s annual audited consolidated financial statements for the fiscal year ended July 31, 2018, which is available under HEXO’s profile on SEDAR.

Adopted and Upcoming Changes in Accounting Standards

IFRS 15, Revenues from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identifying the contract with a customer;

2.	Identifying the performance obligation(s) in the contract;

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligation(s) in the contract; and

5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18.

IFRS 9, Financial Instruments

The Company adopted IFRS 9 retroactively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption.

IFRS 9 was issued by the International Accounting Standards Board ("IASB") in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets under IFRS 9 are initially measured at fair value and are subsequently measured at either amortized cost; fair value through other comprehensive income (“FVTOCI”) or; fair value through profit or loss (“FVTPL”).

AMORTIZED COST

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

FVTOCI

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at Fair Value through Other Comprehensive Income (“FVTOCI”). This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

The following table summarizes the Company’s financial instruments under IAS 39 and IFRS 9:

27

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash and cash equivalents	FVTPL	FVTPL
Restricted cash	FVTPL	FVTPL
Short-term investments	FVTPL	FVTPL
Trade receivables	Loans and receivables	Amortized cost
Convertible debenture receivable	FVTPL	FVTPL
Long term investment	N/A	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Warrant liability	FVTPL	FVTPL
Term loan	N/A	Amortized cost

The adoption of IFRS 9 did not have a material impact to the Company’s classification and measurement of financial assets and liabilities.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade receivables, the Company has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL LIABILITIES

Accounting for financial liabilities remains largely the same under IFRS 9 and subsequently the Company’s liabilities were not significantly impacted by the adoption.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designates a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

IFRS 16, Leases

IFRS 16 was issued by the IASB in January 2016, and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company is assessing the impact of the revised IFRS standard in issue but not yet effective on its consolidated financial statements.

Related Party Transactions

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling our operations, directly or indirectly. Our key management personnel are the members of the executive management team and Board of Directors, who collectively control approximately 8.05% of the outstanding common shares as at April 30, 2019 (April 30, 2018 – 9.44%) .

Compensation provided to key management for the three and nine months ended April 30, 2019 and 2018 was as follows:

	For the three months ended		For the nine months ended
	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Salary and/or consulting fees	$1,698	$447	$3,429	$1,293
Bonus compensation	113	198	328	212
Stock-based compensation	6,207	555	13,506	2,564
Total	$8,018	$1,220	$17,263	$4,069
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Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined above, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of this, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain of its executives a total of 650,000 stock options with an exercise price of $7.93.

On July 11, 2018, the Company granted certain of its directors and officers a total of 4,325,000 stock options with an exercise price of $4.89. Within the grant there exist 350,000 stock option which fully vest on April 30, 2019.

On April 16, 2018, the Company granted certain executives of the Company a total of 845,000 stock options with an exercise price of $4.27.

On March 12, 2018, the Company granted certain executives of the Company a total of 325,000 stock options with an exercise price of $3.89.

On December 4, 2017, the Company granted certain directors and executives a total of 1,750,000 stock options with an exercise price of $2.69, half of which vested immediately and the balance over a three-year period with the exception of 75,000 stock options which vest in full by April 30, 2019.

On November 6, 2017, the Company granted certain of our executives a total of 125,000 stock options with an exercise price of $2.48.

On September 8, 2017, the Company granted certain of our executives a total of 650,000 stock options with an exercise price of $1.37.

The Company loaned $20,279 on September 7, 2018, to the related party BCI to be used in the purchase of a facility in Belleville, Ontario and was repaid in full during the third quarter of fiscal 2019.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weakness in our internal control over financial reporting as at April 30, 2019, are set forth below.

Business Acquisition

Subsequent to the period ended April 30, 2019, the Company finalized the acquisition of Newstrike. Under NI 52-109, the Company is permitted to limit the scope of its design of DCP and ICFR for a business that was acquired not more than 365 days before the end of the financial period to which the certificate relates. Therefore, the Company will continue to assess the design of controls, evaluate the controls and work to implement the established control structure within the operations of Newstrike and certify such once in a position to do so.

Material Changes to the Control Environment

During the period the Company continued to embark on a transformation project, enabled by a new end to end Enterprise Resource Planning (“ERP”) system. When completed, the project will provide an integrated system for inventory tracking and valuation from seed to sale. The project was launched in November 2017 to standardize and automate business processes and controls across the organization. As at April 30, 2019, the system’s Finance, Sales and Procurement processes were functional. It will continue to be rolled out for inventory tracking and processing throughout the fiscal year. The project is a major initiative that is utilizing third party consultants, and a solution designed specifically for the cannabis industry. The new ERP is intended to facilitate improved reporting and oversight and enhance internal controls over financial reporting.

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Identified Material Weaknesses and Remediation Plan

COMPLEX SPREADSHEET CONTROLS

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company’s controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, documentation of assumptions, completeness of data entry, and the accuracy of formulas.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of complex spreadsheet internal controls over financial reporting. The Company intends to move towards an ERP which possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods.

IMPLEMENTATION OF AN ERP

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of IT related internal controls over financial reporting. The Company intends to fully implement the ERP during fiscal 2019 and will only take reliance upon such controls once the appropriate level of testing is reached.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties which could cause actual performance, results and achievements to differ materially from those expressed or implied by forward-looking statements and forward-looking information, including, without limitation, the following factors, some of which, as well as other factors, are discussed in our Annual Information Form dated October 26, 2018 available under our profile on www.sedar.com, which risk factors should be reviewed in detail by all readers:

•	Our business operations are dependent on our licence under the Cannabis Regulations. The license must be renewed by Health Canada. Our current license expires on October 15, 2019. Failure to comply with the requirements of the license or any failure to renew the license would have a material adverse impact on our business, financial condition and operating results.

•	Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

•	While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

•	We operate in a dynamic, rapidly changing environment that involves risks and uncertainties, and as a result, management expectations may not be realized for a number of reasons.

•	Reliance on management’s and key persons’ ability to execute on strategy. This exposes us to management’s ability to perform, as well as the risk of management leaving the Company.

•	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

•	The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada could have an impact on our operations. We expect to face additional competition from new market entrants that are granted licences under the Cannabis Regulations or existing license holders which are not yet active in the industry.

•	We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.
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Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

•	We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business.

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Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

•	International operations will result in increased operational, regulatory and other risks.

•	There may be a risk of corruption and fraud in the emerging markets in which the Company operates.

•	The Company’s operations in emerging markets international markets may pose an increased inflation risk on the business.

•	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

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Our activities and resources are currently primarily focused on our production facilities on the Gatineau campus, and we will continue to be focused on this facility for the foreseeable future. Adverse changes or developments affecting the Gatineau campus would have a material and adverse effect on our business, financial condition and prospects.

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We expect to derive a significant portion of our future revenues from the recently legalized adult-use cannabis industry and market in Canada, including through our agreements various provincial governing bodies do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO.

•	We have incurred operating losses since commencing operations and may incur losses in the future and may not achieve profitability.

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Our growth strategy contemplates outfitting the Company’s multiple facilities with additional production resources. There is a risk that these additional resources will not be completed on time, on budget, or at all.

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A key aspect of our business is growing cannabis, and as such we are exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for our customers.

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Our cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact our business and our ability to operate profitably.

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We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

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As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

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Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

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Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

•	We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada.

•	Conflicts of interest may arise between the Company and its directors.

•	We may not pay any dividends on our common shares in the foreseeable future.

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Our common shares are listed on the TSX and NYSE-A; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

•	There is no assurance the Company will continue to meet the listing requirements of the TSX and the NYSE-A.

•	The Company is subject to restrictions from the TSX and NYSE-A which may constrain the Company’s ability to expand its business internationally.
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The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, including governmental and regulatory regimes, community support for the cannabis industry, variations in our operating results, changes in our business prospects, as well as many other factors that are beyond our control.

•	An investment in our securities is speculative and involves a high degree of risk and uncertainty.

•	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

•	The Company may not be successful in the integration of the acquired Company into our business.

•	The Company may be unable to successfully achieve the objectives of our strategic alliances.

•	The Company’s operations are subject to increased risk as a result of international expansion.

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We maintain various types of insurance such as, but not limited to, errors and omissions insurance; directors’ and officers’ insurance; property coverage; and general commercial insurance, recall insurance, cyber security insurance, warehouseman insurance and cargo insurance. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on us in terms of damages awarded and the impact on our reputation.

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Based upon the nature of the Company’s current business activities, the Company does not believe it was a “investment company” (“IC”) under the Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become a IC in the future. A non-U.S. corporation generally will be considered a IC if; 40% of the value of its total assets net of cash and government based securities constitute investment securities. If the Company were to be treated as a IC, such characterization could result in severe and adverse requirements to the Company.

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Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, in penalties or in restrictions on our manufacturing operations.

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In the fiscal year 2018, the Company initiated the implementation of new ERP systems. The implementation is expected to be completed in the fiscal year ended July 31, 2019. Upon full commencement of the implementation, the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

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We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data.

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The Company is subject to continuous evolving corporate governance, internal controls and disclosure regulations that may increase the risk of non-compliance, which could adversely impact the Company, its market perception and valuation.

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With the recently acquired credit facility, which could include risks that the Company’s cash flows could be insufficient to satisfy required payments of principal and interest, exposure of the Company to the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default.

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The credit facility contains covenants that will require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy.

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